August 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Christopher Bellacicco

Re:

Blackstone Real Estate Income Fund

Preliminary Proxy Statement on Form PRE14A, File No. 811-22900

Blackstone Real Estate Income Fund II

Preliminary Proxy Statement on Form PRE14A, File No. 811-22907

Blackstone Real Estate Income Master Fund

Preliminary Proxy Statement on Form PRE14A, File No. 811-22908

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund, Blackstone Real Estate Income Fund II and Blackstone Real Estate Income Master Fund (together, the “Funds”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission on August 7, 2020, relating to the preliminary proxy statement of the Funds (the “Preliminary Proxy Statement”). All capitalized terms used but not defined in this letter have the meanings given to them in the Preliminary Proxy Statement.

Shareholder Letter

1.	The Staff notes that the final liquidation date could be up to one year away. Please explain to the Staff why the final liquidation will take place so far into the future.

The Funds are proposing an orderly liquidation whereby they would seek to maximize the value of their underlying investments. In order to achieve this, the Investment Manager of the Funds, Blackstone Real Estate Income Advisors L.L.C. (the “Investment Manager”), expects to seek favorable market conditions in which to sell the Funds’ assets. Because these market conditions may not arise in the near term for some of the Funds’ assets (particularly in light of the recent market effects triggered by the COVID-19 pandemic), the Investment Manager expects that the full liquidation process may take within 6-12 months or possibly longer. The Investment Manager believes if it sought to conduct an expedited liquidation process, it may compromise the Funds’ ability to maximize value for their investments.

Proxy Statement—I. The Proposals

2.	Please discuss any potential drawbacks of the Proposals in the Q&A section.

In response to the Staff’s comment, the Funds propose to add the following disclosure in the definitive proxy statement:

“Q: What are the potential drawbacks of the Charter Amendment?

A: The Charter Amendment will reduce the vote required to approve the Fund Dissolution, resulting in the ability of a smaller percentage of Shareholders to approve the Fund Dissolution than would otherwise be the case.”

“Q: What are the potential drawbacks of the Fund Dissolution?

A: The Board and the Investment Manager believe the Fund Dissolution is in the best interests of Shareholders; however, there are potential drawbacks of the Fund Dissolution. The Fund Dissolution, if approved, is not expected to be completed until mid-2021, but the completion may occur before or after this target date. As a result, Shareholders are not expected to be able to liquidate their shares until such time, and are also not expected to have the opportunity to tender their shares in repurchase offers. In addition, although the Investment Manager will seek to maximize value through the course of the Fund Dissolution, there is no assurance it will be successful in doing so, and Shareholders may realize less from their investment in the shares in the Fund Dissolution than they would if the Funds continued to operate. Finally, the Fund Dissolution will result in the Funds going out of existence, thus eliminating an investment option that Shareholders previously deemed to be appropriate for their investment portfolio.”

3.

The second sentence of the Answer for “Dissolution of the Fund—Will the Funds still make tender offers?” on page 2 states as follows: “Although the Investment Manager may still recommend that the Board approve one or more repurchase offers during this period, there is no guarantee it will do so or that the Board will approve any such repurchase.”

(A) Please indicate whether investors tendering their shares in this scenario will still be assessed with an early withdrawal fee.

In response to the Staff’s comment, the Funds confirm that the early withdrawal fee will continue to apply to shares tendered with a tender valuation date within 12 months of the original issue date of such shares and proposes to revise disclosure in the Answer for “Dissolution of the Fund—Will the Funds still make tender offers?” as follows in the definitive proxy statement (proposed additions underlined):

“Pending the approval and implementation of the Fund Dissolution, the Funds no longer expect to offer to repurchase a portion of the shares from Shareholders four times each year. Although the Investment Manager may still recommend that the Board approve one or more repurchase offers during this period, there is no guarantee it will do so or that the Board will approve any such repurchase. During this period, shares tendered with a tender valuation date within 12 months of the original issue date of such shares will still be subject to the early withdrawal fee described in each Feeder Fund’s prospectus.”

(B) Please disclose when the final regularly scheduled tender offer will occur.

In response to the Staff’s comment, the Funds propose to add disclosure in the Answer for “Dissolution of the Fund—Will the Funds still make tender offers?” as follows in the definitive proxy statement:

“Unless a future tender offer is approved by the Board of Trustees of the Funds, the Funds’ tender offer previously made with a valuation date of March 31, 2020 will be the Funds’ final tender offer.”

4.	If the Board considered any drawbacks of the Proposals, please discuss under the “Other Information about the Proposals—Board’s Consideration of the Proposals” section.

In response to the Staff’s comment, the Funds propose revising the disclosure in “Other Information about the Proposals—Board’s Consideration of the Proposals” in the definitive proxy statement (proposed additions underlined):

“In reaching its determination to approve the Proposals, the Board, including the Independent Trustees, considered various relevant factors, including their potential benefits and drawbacks. The considerations below reflect such reviews and discussions. The Board’s evaluation of the Proposals took into account not only all of this information, but information about the Funds received by the Board since their inception and that reflected the knowledge and familiarity gained as members of the Board during regularly scheduled quarterly meetings. Among the factors considered by the Board were:

•	The Investment Manager’s ability to maximize the value of the Funds’ assets in an orderly liquidation, including in light of market conditions; […]

•

The fact that the liquidation of the Funds’ assets is expected to potentially take nine months or more, resulting in a delay in liquidity for Shareholders, weighed against the potential benefit of that liquidation period for purposes of maximizing value of the Funds’ underlying investments in an orderly liquidation; […]

•

Potential alternatives in light of the current market conditions, including a change in the Funds’ terms, merger or one-time sale of the Funds’ portfolio and other potential alternatives, and the relative pros and cons of such alternatives as compared to the Proposals; […]

•

The expected costs to the Funds of the Proposals, including the proxy solicitation, weighed against the projected expenses and savings that the Funds would experience if the Proposals were approved, including the Investment Manager’s agreement to waive its management fee and incentive fees and to waive the potential recoupment of the $2.6 million of outstanding unreimbursed expenses advanced by the Investment Manager as of June 30, 2020 under the Funds’ expense limitation and reimbursement agreement.”

Proxy Statement—III. Voting Information and Other Matters

5.

The “Solicitation of Proxies” section on page 10 states that the costs of retaining Broadridge, preparing, printing and mailing the Proxy Statement and holding the Meeting will be borne by the Fund. Please clarify if the costs will be borne by each respective Fund.

In response to the Staff’s comment, the Funds propose to revise the relevant disclosure in the “Solicitation of Proxies” section as follows in the definitive proxy statement (proposed additions underlined and deletions struck):

“This cost and the costs of preparing, printing and mailing this Proxy Statement and the cost of holding the Meeting (including the costs of any additional solicitation and any adjourned session) will be borne by ~~the~~ each respective Fund.”

Should you have any questions or comments, please feel free to call Benjamin Wells of Simpson Thacher & Bartlett LLP at (212) 455-2516.

Very truly yours,
/s/ Benjamin Wells

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